Exhibit 14.2

CODE OF ETHICS FOR THE CHIEF FINANCIAL OFFICER

The Chief Financial Officer of Angiotech will at all times abide by the standards of conduct expected of a fiduciary employee, including, without limitation, a duty to act honestly and in good faith, exclusively and selflessly in the best interests of Angiotech Pharmaceuticals Inc., and its affiliates and subsidiaries (collectively, “Angiotech”), to which he or she owes a duty of undivided loyalty. In particular, the Chief Financial Officer is expected to:

1.	act at all times with the highest level of integrity in his or her personal and professional life;
2.	avoid any impropriety or appearance of impropriety in the conduct of his or her duties and responsibilities as CFO or as a director of Angiotech;
3.	avoid any actual or potential conflicts of interest;
4.	within the sphere of his or her duties and responsibilities, be accountable for and use best efforts to provide full, accurate, and timely disclosure of information that Angiotech files with or submits to governmental or regulatory authorities;
5.	within the sphere of his or her duties and responsibilities, be accountable for and use best efforts to ensure that Angiotech complies with all applicable laws, rules and regulations;
6.	respect and protect Angiotech’s assets;
7.	safeguard investor trust and confidence by maintaining accurate financial records and effective internal controls;
8.	manifestly adhere to and promote not only the letter but also the spirit of this Code of Ethics, and
9.	promptly disclose to Angiotech’s Audit Committee if he or she becomes aware of illegal acts within or by Angiotech or by any director, officer or employee of Angiotech, or a breach of any other code of ethics by any director, officer, or employee of Angiotech.

If I am found breaching this Code of Ethics I acknowledge I may, in addition to any regulatory or judicial sanction, receive sanctions from the Company, including possible termination of employment.